Exhibit 99.4

Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
£45 million investment secures future of Scottish Highlands aluminium industry
30 January 2008
Rio Tinto Alcan has announced a £45 (US$90) million investment in the modernisation of its Lochaber plant, in Scotland. The modernisation project will see new hydroelectric turbo-generators installed to power the smelter, ensuring the increased use of clean renewable energy for aluminium production at the plant. The modernisation project is set to begin in 2009 and should be completed by 2012.
“The £45 million investment to power our Lochaber plant not only secures its future but shows our commitment to improving energy efficiency, increasing our usage of fully renewable energy and in turn, our levels of production,” said Jacynthe Côté, Rio Tinto Alcan Primary Metal President. “36% of our smelter energy needs are met by clean, self-generated hydroelectricity, a tremendous competitive advantage.”
The existing hydro generators at the Lochaber aluminium plant have been in use since their installation in 1929. The new modern hydroelectric generators will have an enhanced capacity to generate the electricity the plant needs, as well as the potential to generate additional power. As a result of the increased power generation, it is expected that aluminium production at Lochaber will increase from 43,000 tonnes per year to 50,000 tonnes per year.
“Making aluminium with hydroelectricity has been a vital part of the Highlands economy for over 100 years, with generations of families having worked in the industry, so we’re delighted to confirm a long-term and sustainable future for the plant today,” said Wyn Jones, Alcan Aluminium UK Managing Director. “Today’s announcement underlines the company’s commitment to remain an integral part of the Lochaber community and to continue to produce high quality competitive products in Scotland.”
The Rio Tinto Alcan plant in Lochaber contributes over £8 million a year to the Highlands economy and employs 180 people, making it one of the Highlands’ largest private sector employers. It also helps underpin an additional 400 jobs through indirect employment and supply chain opportunities. This repowering project will offer much needed long-term job security in the region.
John Hutton, Secretary of State, Business, Enterprise & Regulatory Reform commented: “I welcome the announcement of this investment in Rio Tinto Alcan’s Lochaber aluminium smelter. I am aware of the importance of the smelter to the region and the investment will also make a valuable contribution to helping us meet our renewable energy targets.”
Rio Tinto Alcan, created in November 2007, is the global leader in aluminium. It holds the number one position in bauxite and aluminium production and is a major producer of alumina, with a clear pathway to the top through its options for expansion.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and production forecasts), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
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Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Media Relations, London	Media Relations, Australia

Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Rio Tinto Alcan, Lochaber

John McCabe
Office: +44 (0)1670 393 534
Mobile: +44 (0)7736 103 158

Rio Tinto Alcan Media Relations, Montreal

Stefano Bertolli
Tel.: +1-514-848-8151
stefano.bertolli@alcan.com

Media Relations, US

Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7753 2326	Office:+ 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Websites: www.riotinto.com www.riotinto.com/riotintoalcan
High resolution photographs available at: www.newscast.co.uk